UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

THE RMR GROUP INC.
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 par value
(Title of Class of Securities)

74967R 106
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 74967R 106	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS ABP Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,090,564
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,090,564

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,564
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13G

CUSIP NO. 74967R 106	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Adam D. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 109,938
	6	SHARED VOTING POWER 1,090,564
	7	SOLE DISPOSITIVE POWER 109,938
	8	SHARED DISPOSITIVE POWER 1,090,564

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,502
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13G

CUSIP NO. 74967R 106	Page 4 of 9 Pages

Item 1(a).	name of Issuer:

The RMR Group Inc. (the “Issuer”).

Item 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Two Newton Place
255 Washington Street
Suite 300
Newton, Massachusetts 02458-1634

Item 2(a).	NAME OF PERSON FILING:

This Schedule 13G/A is being filed jointly by ABP Trust and Adam D. Portnoy (collectively, the “Reporting Persons”).

Item 2(b).	address or principal business office or, if none, residence:

The principal business office of each Reporting Person is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2(c).	CITIZENSHIP:

ABP Trust is a Maryland statutory trust. Adam D. Portnoy is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

The class of securities to which this Schedule 13G/A relates is the shares of Class A Common Stock, par value $0.001 per share, of the Issuer (the “Class A Common Shares”).

Item 2(E).	CUSIP No.:

The CUSIP number for the Class A Common Shares is 74967R 106.

Item 3.	If this statement is filed pursuant to Rule 13d-1(B), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

SCHEDULE 13G

CUSIP NO. 74967R 106	Page 5 of 9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	OWNERSHIP.

(a)	Amount beneficially owned:

(i)	ABP Trust is the direct record and beneficial owner of 90,564 Class A Common Shares and 1,000,000 shares of Class B-1 Common Stock of the Company (the “Class B-1 Common Shares”). Each Class B-1 Common Share is convertible at ABP Trust’s option into one Class A Common Share. The number of Class A Common Shares beneficially owned by ABP Trust is 1,090,564.

(ii)	Voting and investment power with respect to the Shares owned by ABP Trust may be deemed to be held by Adam D. Portnoy as the president and chief executive officer, a beneficial owner and the sole trustee of ABP Trust. Adam D. Portnoy is the direct record and beneficial owner of 109,938 Class A Common Shares. The number of Class A Common Shares beneficially owned by Adam D. Portnoy is 1,200,502.

(b)	Percent of class:

(i)	The 1,090,564 Class A Common Shares beneficially owned by ABP Trust represent approximately 6.5% of the Class A Common Shares outstanding as of December 31, 2023.

(ii)	The 1,200,502 Class A Common Shares beneficially owned by Adam D. Portnoy represent approximately 7.2% of the Class A Common Shares outstanding as of December 31, 2023.

SCHEDULE 13G

CUSIP NO. 74967R 106	Page 6 of 9 Pages

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote:

ABP Trust:	0

Adam D. Portnoy:	109,938

(ii)	Shared power to vote or direct the vote:

ABP Trust:	1,090,564

Adam D. Portnoy:	1,090,564

(iii)	Sole power to dispose or to direct the disposition of:

ABP Trust:	0

Adam D. Portnoy:	109,938

(iv)	Shared power to dispose or to direct the disposition of:

ABP Trust:	1,090,564

Adam D. Portnoy:	1,090,564

The numbers and percentages of Class A Common Shares reported as beneficially owned in this Schedule 13G/A:

(a)	are based on 15,710,555 Class A Common Shares outstanding as of December 31, 2023;

(b)	include and are diluted for the 1,000,000 Class A Common Shares issuable upon the conversion of the 1,000,000 Class B-1 Common Shares outstanding as of December 31, 2023. All of these Class B-1 Common Shares are owned of record and beneficially by ABP Trust and beneficially owned by Adam D. Portnoy; and

(c)	exclude and are not diluted for the 15,000,000 Class A Common Shares which may be issued upon redemption of the 15,000,000 class A membership units of The RMR Group LLC, a Maryland limited liability company, of which the Issuer is the managing member (“RMR LLC”). The Issuer may elect, at its option, to pay cash in lieu of Class A Common Shares for all or any redeemed RMR LLC class A membership units. These 15,000,000 RMR LLC class A membership units are owned of record and beneficially by a wholly owned subsidiary of ABP Trust and beneficially owned by ABP Trust and Adam D. Portnoy. These 15,000,000 RMR LLC class A membership units are paired with an equal number of shares of the Class B-2 Common Stock of the Issuer (“Class B-2 Common Shares”, and together with the Class B-1 Common Shares and the Class A Common Shares, the “Shares”).

SCHEDULE 13G

CUSIP NO. 74967R 106	Page 7 of 9 Pages

Each Class A Common Share is entitled to one vote, each Class B-1 Common Share is entitled to ten votes and each Class B-2 Common Share is entitled to ten votes. As of December 31, 2023, ABP Trust and Adam D. Portnoy together held Shares representing 91.2% of the combined voting power of the outstanding Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2024

(Date)

ABP TRUST

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President
(Name/Title)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description

99.1	A Joint Filing Agreement, dated as of January 22, 2020, by and between ABP Trust and Adam D. Portnoy, was previously filed with the Securities and Exchange Commission and is incorporated herein by reference to Exhibit 99.1 to the Schedule 13G/A filed by ABP Trust and Adam D. Portnoy on January 22, 2020.